Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝 殼 控 股 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

Date of Board Meeting

The board of directors (the “Board”) of KE Holdings Inc. (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) hereby announces that a meeting of the Board will be held on Monday, November 16, 2026, for the purpose of, among other things, considering and approving the unaudited financial results of the Group for the three months ended September 30, 2026 and the publication.

The Company’s management will hold an earnings conference call on Monday, November 16, 2026, at 7:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing/Hong Kong Time on the same day.

For participants who wish to join the call using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Participant Online Registration:

Chinese Line:
https://s1.c-conf.com/diamondpass/10057864-hj776t.html

English Simultaneous Interpretation Line (listen-only mode):
https://s1.c-conf.com/diamondpass/10057865-h876yt.html

A replay of the conference call will be accessible through November 23, 2026, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland, China:	400-1209-216
Hong Kong, China:	800-930-639
International:	+61-7-3107-6325
Replay PIN (Chinese line):	10057864
Replay PIN (English simultaneous interpretation line):	10057865

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A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, November 4, 2026

As at the date of this announcement, the Board comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

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